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                     U.S. SECURITIES AND EXCHANGE COMMISSION
                              Washington, DC 20549

                                     FORM 4

                  STATEMENT OF CHANGES IN BENEFICIAL OWNERSHIP

    Filed pursuant to Section 16(a) of the Securities Exchange Act of 1934,
       Section 17(a) of the Public Utility Holding Company Act of 1935 or
               Section 30(f) of the Investment Company Act of 1940

[_] Check this box if no longer subject to Section 16. Form 4 or Form 5 obligations may continue. See Instruction 1(b).

________________________________________________________________________________
1.   Name and Address of Reporting Person*

     Harcourt General, Inc.

--------------------------------------------------------------------------------
   (Last)                           (First)             (Middle)


275 Washington Street
--------------------------------------------------------------------------------
                                    (Street)


Newton,                          Massachusetts             02458
--------------------------------------------------------------------------------
   (City)                           (State)              (Zip)


________________________________________________________________________________
2.   Issuer Name and Ticker or Trading Symbol


     The Neiman Marcus Group, Inc. (NMG.A and NMG.B)
________________________________________________________________________________
3.   IRS Identification Number of Reporting Person, if an Entity (Voluntary)


     N/A
________________________________________________________________________________
4.   Statement for Month/Year


     February 2002
________________________________________________________________________________
5.   If Amendment, Date of Original (Month/Year)

     N/A
________________________________________________________________________________
6.   Relationship of Reporting Person(s) to Issuer
     (Check all applicable)

     [_]  Director                             [x]  10% Owner
     [_]  Officer (give title below)           [_]  Other (specify below)


________________________________________________________________________________
7.   Individual or Joint/Group Filing (Check applicable line)

     [_]  Form filed by one Reporting Person
     [x]  Form filed by more than one Reporting Person
________________________________________________________________________________

Reminder:  Report on a separate line for each class of securities beneficially owned directly or indirectly.

*    If the form is filed by more than one reporting person, see Instruction
     4(b)(v).

                                                                       (over)

================================================================================
           Table I -- Non-Derivative Securities Acquired, Disposed of,
                             or Beneficially Owned
================================================================================

                                                                                                                6.
                                                                 4.                            5.             Owner-
                                                                 Securities Acquired (A) or    Amount of      ship
                                                    3.           Disposed of (D)               Securities     Form:     7.
                                                    Transaction  (Instr. 3, 4 and 5)           Beneficially   Direct    Nature of
                                      2.            Code         ----------------------------- Owned at End   (D) or    Indirect
1.                                    Transaction   (Instr. 8)                   (A)           of Month       Indirect  Beneficial
Title of Security                     Date          ------------     Amount      or    Price   (Instr. 3      (I)       Ownership
(Instr. 3)                            (mm/dd/yy)     Code     V                  (D)           and 4)         (Instr.4) (Instr. 4)
-----------------------------------------------------------------------------------------------------------------------------------
-----------------------------------------------------------------------------------------------------------------------------------
 Class A Common Stock, par value
 $0.01 per share                      02/04/02        S              24,800      D    $34.52
-----------------------------------------------------------------------------------------------------------------------------------
 Class A Common Stock, par value
 $0.01 per share                      02/05/02        S              49,900      D    $33.75
-----------------------------------------------------------------------------------------------------------------------------------
 Class A Common Stock, par value
 $0.01 per share                      02/06/02        S              31,500      D    $33.43
-----------------------------------------------------------------------------------------------------------------------------------
 Class A Common Stock, par value
 $0.01 per share                      02/07/02        S              32,500      D    $33.40
-----------------------------------------------------------------------------------------------------------------------------------
 Class A Common Stock, par value
 $0.01 per share                      02/08/02        S              35,500      D    $33.14
-----------------------------------------------------------------------------------------------------------------------------------
 Class A Common Stock, par value
 $0.01 per share                      02/11/02        S              21,000      D    $33.66
-----------------------------------------------------------------------------------------------------------------------------------
 Class A Common Stock, par value
 $0.01 per share                      02/12/02        S              14,900      D    $33.81
-----------------------------------------------------------------------------------------------------------------------------------
 Class A Common Stock, par value
 $0.01 per share                      02/13/02        S              16,500      D    $34.15
-----------------------------------------------------------------------------------------------------------------------------------
 Class A Common Stock, par value
 $0.01 per share                      02/14/02        S              21,500      D    $34.43
-----------------------------------------------------------------------------------------------------------------------------------
 Class A Common Stock, par value
 $0.01 per share                      02/15/02        S              21,800      D    $34.32
-----------------------------------------------------------------------------------------------------------------------------------
 Class A Common Stock, par value
 $0.01 per share                      02/19/02        S              18,400      D    $33.92
-----------------------------------------------------------------------------------------------------------------------------------


                                 Page 2 of 10

 Class A Common Stock, par value
 $0.01 per share                      02/20/02        S              15,700      D    $33.87
-----------------------------------------------------------------------------------------------------------------------------------
 Class A Common Stock, par value
 $0.01 per share                      02/21/02        S              12,000      D    $34.13
-----------------------------------------------------------------------------------------------------------------------------------
 Class A Common Stock, par value
 $0.01 per share                      02/22/02        S              23,200      D    $33.41
-----------------------------------------------------------------------------------------------------------------------------------
 Class A Common Stock, par value
 $0.01 per share                      02/25/02        S              36,800      D    $33.76
-----------------------------------------------------------------------------------------------------------------------------------
 Class A Common Stock, par value
 $0.01 per share                      02/26/02        S              47,500      D    $33.59
-----------------------------------------------------------------------------------------------------------------------------------
 Class A Common Stock, par value
 $0.01 per share                      02/27/02        S              22,200      D    $34.47
-----------------------------------------------------------------------------------------------------------------------------------
 Class A Common Stock, par value
 $0.01 per share                      02/28/02        S              21,800      D    $34.65   4,521,042      D & I(1)  (1)
-----------------------------------------------------------------------------------------------------------------------------------

Table II -- Derivative Securities Acquired, Disposed of, or Beneficially Owned
         (e.g., puts, calls, warrants, options, convertible securities)
================================================================================

                                                                                                                    10.
                                                                                                          9.        Owner-
                                                                                                          Number    ship
                                                                                                          of        Form
                    2.                                                                                    Deriv-    of
                    Conver-                    5.                              7.                         ative     Deriv-   11.
                    sion                       Number of                       Title and Amount           Secur-    ative    Nature
                    or                         Derivative    6.                of Underlying     8.       ities     Secur-   of
                    Exer-             4.       Securities    Date              Securities        Price    Bene-     ities    In-
                    cise     3.       Trans-   Acquired (A)  Exercisable and   (Instr. 3 and 4)  of       ficially  Bene-    direct
                    Price    Trans-   action   or Disposed   Expiration Date   ----------------  Deriv-   Owned     ficially Bene-
1.                  of       action   Code     of(D)         (Month/Day/Year)            Amount  ative    at End    Owned at ficial
Title of            Deriv-   Date     (Instr.  (Instr. 3,    ----------------            or      Secur-   of        End of   Owner-
Derivative          ative    (Month/  8)       4 and 5)      Date     Expira-            Number  ity      Month     Month    ship
Security            Secur-   Day/     ------   ------------  Exer-    tion               of      (Instr.  (Instr.   (Instr.  (Instr.
(Instr. 3)          ity      Year)    Code V    (A)   (D)    cisable  Date     Title     Shares  5)       4)        4)       4)
------------------------------------------------------------------------------------------------------------------------------------

------------------------------------------------------------------------------------------------------------------------------------

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====================================================================================================================================

Explanation of Responses:

(1)  This Form 4 is being filed jointly by the following persons
     (collectively, the "Reporting Persons") in connection with the beneficial ownership of Class A Common Stock, par value $0.01 per share (the "Class
     A Common Stock"), of The Neiman Marcus Group, Inc., a Delaware corporation (the "Issuer"): (i) Reed International P.L.C., an English public limited company ("Reed"), (ii) Elsevier NV, a Dutch public limited company ("Elsevier"), (iii) Reed Elsevier plc, an English public limited company ("Reed Elsevier"), (iv) Reed Elsevier Holdings BV, a Dutch private limited company ("Reed Elsevier Holdings"), (v) Reed Elsevier Overseas
     BV, a Dutch private limited company ("Reed Elsevier Overseas"), (vi) Reed Elsevier U.S. Holdings Inc., a Delaware corporation ("Reed Elsevier U.S."), (vii) Reed Elsevier Inc., a Massachusetts corporation ("Reed Elsevier Inc."), (viii) Harcourt General, Inc., a Delaware corporation, ("Harcourt"), (ix) Harcourt Professional Education Group, Inc., a Delaware corporation ("HPEG"), (x) HGI Securities Corp., a Massachusetts business corporation ("HGISC"), and (xi) HGI Investment Trust, a Massachusetts business trust ("HGIT").

     The shares of Class A Common Stock to which this Form 4 relates are owned of record by HGIT. By reason of HGIT's status as a direct, wholly owned subsidiary of HGISC, HGISC may be deemed to beneficially own all of the Class A Common Stock beneficially owned by HGIT. By reason of HGISC's status as a direct, wholly owned subsidiary of HPEG, HPEG may be deemed to beneficially own all of the Class A Common Stock beneficially owned by HGISC. By reason of HPEG's status as a direct, wholly owned subsidiary of Harcourt, Harcourt may be deemed to beneficially own all of the Class A Common Stock beneficially owned by HGISC. By reason of Harcourt's status as a direct, wholly owned subsidiary of Reed Elsevier Inc., Reed Elsevier Inc. may be deemed to beneficially own all of the Class A Common Stock beneficially owned by Harcourt. By reason of Reed Elsevier Inc.'s status as a direct, wholly owned subsidiary of Reed Elsevier U.S., Reed Elsevier U.S. may be deemed to beneficially own all of the Class A Common Stock beneficially owned by Reed Elsevier Inc. By reason of Reed Elsevier U.S.'s status as a direct, wholly-owned subsidiary of Reed Elsevier Overseas, Reed Elsevier Overseas may be deemed to beneficially own all of the Class A Common Stock beneficially owned by Reed Elsevier U.S. By reason of Reed Elsevier Oversea's status as a direct, 95%-owned subsidiary of Reed Elsevier Holdings, Reed Elsevier Holdings may be deemed to beneficially own all of the Class A Common Stock beneficially owned by Reed Elsevier Overseas. By reason of Reed Elsevier Holding's status as a direct, wholly owned subsidiary of Reed Elsevier, Reed Elsevier may be deemed to beneficially own all of the Class A Common Stock beneficially owned by Reed Elsevier Holdings. By reason of their status as equal, 50% owners of the voting stock of Reed Elsevier and thus their ability to control Reed Elsevier, Reed and Elsevier may be deemed to have shared power to direct the vote and to direct the disposition of the shares of Class A Common Stock that may be deemed to be beneficially owned by Reed Elsevier and, accordingly, may be deemed to beneficially own all of the Class A Common Stock beneficially owned by Reed Elsevier for purposes both of status as a 10% beneficial owner subject to Section 16 of the Securities Exchange Act of 1934, as amended (the "Act"), and of an indirect pecuniary interest in such shares.

Information with respect to each of the Reporting Persons is given solely by such Reporting Person, and no Reporting Person has responsibility for the accuracy or completeness of information supplied by another Reporting Person. Any disclosures made hereunder with respect to persons other than the Reporting Persons are made on information and belief after making appropriate inquiry.

Pursuant to Rule 16a-1(a)(4) promulgated under the Act, each of the Reporting Persons, other than HGIT, herein states that this filing shall not be deemed an admission that he or it is the beneficial owner of any of the securities covered by this Statement.


** Intentional misstatements or omissions of facts constitute Federal Criminal
   Violations.

   See 18 U.S.C. 1001 and 15 U.S.C. 78ff(a).

 By:    /s/ Charles P. Fontaine       March 15, 2002
        ---------------------------   --------------
        Name:   Charles P. Fontaine        Date
        Title:  Attorney-in-fact

** Signature of Reporting Person

Note: File three copies of this Form, one of which must be manually signed. If space is insufficient, see Instruction 6 for procedure.

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB Number.

                                                                  ATTACHMENT A

                            Joint Filer Information

Names and Addresses: (i) Reed International P.L.C., an English public limited company, having its principal executive offices at 25 Victoria Street, London SW1H 0EX, England, (ii) Elsevier NV, a Dutch public limited company, having its principal executive offices at Sara Burgerhartstraat 25, 1055 KV Amsterdam, The Netherlands, (iii) Reed Elsevier plc, an English public limited company, having its principal executive offices at 25 Victoria Street, London SW1H 0EX, England, (iv) Reed Elsevier Holdings BV, a Dutch private limited company, having its principal executive offices at Sara Burgerhartstraat 25, 1055 KV Amsterdam, The Netherlands, (v) Reed Elsevier Overseas BV, a Dutch private limited company, having its principal executive offices at Sara Burgerhartstraat 25, 1055 KV Amsterdam, The Netherlands, (vi) Reed Elsevier U.S. Holdings Inc., a Delaware corporation, having its principal executive offices at 1105 North Market Street, Suite 900, Wilmington, Delaware 19801, (vii) Reed Elsevier Inc., a Massachusetts corporation, having its principal executive offices at 275 Washington Street, Newton, Massachusetts 02458, (viii) Harcourt General, Inc., a Delaware corporation, having its principal executive offices at 275 Washington Street, Newton, Massachusetts 02458,
                     (ix) Harcourt Professional Education Group, Inc., a Delaware corporation, having its principal executive offices at 275 Washington Street, Newton, Massachusetts 02458, (x) HGI Securities Corp., a Massachusetts business corporation, having its principal executive offices at 275 Washington Street, Newton, Massachusetts 02458, and
                     (xi) HGI Investment Trust, a Massachusetts business trust, having its principal executive offices at 275 Washington Street, Newton, Massachusetts 02458.

Designated Filer:    Harcourt General, Inc.

Issuer & Ticker
  Symbol:            The Neiman Marcus Group, Inc. (NMG.A and NMG.B)

Date of Event:       February 2002

Signatures:          REED INTERNATIONAL P.L.C.
                     ELSEVIER NV
                     REED ELSEVIER plc
                     REED ELSEVIER HOLDINGS BV
                     REED ELSEVIER OVERSEAS BV
                     REED ELSEVIER U.S. HOLDINGS INC.
                     REED ELSEVIER INC.
                     HARCOURT GENERAL, INC.
                     HARCOURT PROFESSIONAL EDUCATION GROUP, INC.

                     HGI SECURITIES CORP.
                     HGI INVESTMENT TRUST

                     By: /s/ Charles P. Fontaine
                         -----------------------------
                         Name:  Charles P. Fontaine
                         Title:  Attorney-in-fact

                                                                  ATTACHMENT B


                               POWER OF ATTORNEY

          Know all by these presents, that each signatory below hereby con-stitutes and appoints each of Henry Horbaczewski, Charles P. Fontaine and Julie
A. Goldweitz as the true and lawful agent and attorney-in-fact of such signatory, with full power of substitution and resubstitution, to prepare, execute and file, on such signatory's behalf and also in such capacity as may be indicated below, any Form 3, Form 4 or Form 5, any amendment thereto and any other document which any such attorney-in-fact may consider advisable in connection with the reporting, under the Securities Exchange Act of 1934, as amended, of the beneficial holding of Class A Common Stock, par value $0.01 per share, of The Neiman Marcus Group, Inc., a Delaware corporation (the "Issuer"), or any Class B Common Stock, par value $0.01 per share, of the Issuer, by such signatory and such entities for which such signatory is an authorized person, and such signatory hereby ratifies any such action taken or to be taken by such attorney-in-fact. The duration of this Authorization and Power of Attorney shall be from the date indicated below until the earlier to occur of either (i) when none of the signatories below have any beneficial holding of any Class A Common Stock or Class B Common Stock of the Issuer or (ii) with reference to each signatory below, when any such signatory revokes this Authorization and Power of Attorney in a signed writing delivered to the foregoing attorneys-in-fact.

Date:  March 15, 2002

                                   REED INTERNATIONAL P.L.C.


                                   By: /s/ Leslie Dixon
                                       -----------------------------
                                       Name:  Leslie Dixon
                                       Title: Deputy Secretary


                                   ELSEVIER NV


                                   By: /s/ Mark H. Armour
                                       -----------------------------
                                       Name:  Mark H. Armour
                                       Title: Chief Financial Officer


                                   REED ELSEVIER plc


                                   By: /s/ Leslie Dixon
                                       -----------------------------
                                       Name:  Leslie Dixon
                                       Title: Deputy Secretary

                                  REED ELSEVIER HOLDINGS BV


                                  By: /s/ Mark H. Armour
                                      -----------------------------
                                      Name:  Mark H. Armour
                                      Title: Authorized Signatory



                                  REED ELSEVIER OVERSEAS BV


                                  By: /s/ Mark H. Armour
                                      -----------------------------
                                      Name:  Mark H. Armour
                                      Title: Authorized Signatory


                                  REED ELSEVIER U.S. HOLDINGS INC.


                                  By: /s/ Charles P. Fontaine
                                      -----------------------------
                                      Name:  Charles P. Fontaine
                                      Title: Assistant Secretary


                                  REED ELSEVIER INC.


                                  By: /s/ Charles P. Fontaine
                                      -----------------------------
                                      Name:  Charles P. Fontaine
                                      Title: Assistant Clerk


                                  HARCOURT GENERAL, INC.


                                  By: /s/ Charles P. Fontaine
                                      -----------------------------
                                      Name:  Charles P. Fontaine
                                      Title: Assistant Secretary


                                  HARCOURT PROFESSIONAL EDUCATION GROUP, INC.


                                  By: /s/ Charles P. Fontaine
                                      -----------------------------
                                      Name:  Charles P. Fontaine
                                      Title: Assistant Secretary

                                  HGI SECURITIES CORP.


                                  By: /s/ Charles P. Fontaine
                                      -----------------------------
                                      Name:  Charles P. Fontaine
                                      Title: Assistant Clerk



                                  HGI INVESTMENT TRUST


                                  By: /s/ Charles P. Fontaine
                                      -----------------------------
                                      Name:  Charles P. Fontaine
                                      Title: Assistant Clerk